Filed by Gores Holdings VIII, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VIII, Inc.

Commission File No.: 001-40105

Date: March 22, 2022

Hold the Plastic! Footprint Releases Results of New Consumer Study Examining Attitudes Toward Plastic, Sustainability and Climate Change

Findings Reveal Consumer Frustration with Plastic Packaging and Expectation for Brands to Act

Gilbert, AZ – March 22, 2022—Footprint, a global materials science technology company focused on creating a healthy planet, today released the results of a multi-country research study examining consumer attitudes toward single-use plastics and the expectations they have of brands and retailers to provide more sustainable options. The study, which was conducted by Wunderman Thompson Intelligence on behalf of Footprint, dove into attitudes among consumers in the United States, United Kingdom, France, Germany and the Netherlands, and looked at how COVID-19 played a role in those sentiments.

The survey findings strongly underscored the significant roles that brands and retailers are expected to play in creating a more sustainable planet. Across all countries and age demographics examined, 87% of consumers agreed that companies have a responsibility to protect the planet and its people, with generation Z and millennials especially expressing a constant source of stress and anxiety about the future of the planet. Most consumers agree that climate action is urgent and see a connection to plastic as one contributor to climate change. Eighty-five percent of people said brands should play a major role in solving sustainability because they’re the ones causing the problem and a majority of respondents (78%) also concurred that companies and brands are not currently doing enough to protect the planet. In particular:

•	72% are dissatisfied with the amount of plastic food packaging waste they end up with at home

•	80% say takeaway restaurants need to act faster to get rid of plastic packaging and utensils

•	86% say grocery stores should do more to reduce the amount of plastic packaging being sold

The survey results were previewed in February at Footprint’s fourth annual Sustainability Summit, Champions of Change, where leaders from top corporations, scientists, health experts, partners and investors shared insights, new data, trends, and provided inspiration for embracing the move toward a more sustainable future.

“This new study shows that brands taking a leadership role in offering sustainable alternatives to single-use plastics have an enormous opportunity to not only make a difference for our planet, but also influence consumers through sustainable packaging,” said Footprint co-founder and CEO Troy Swope. “Not only do consumers expect companies to lead, now we’ve crossed into new territory where the majority of people surveyed will actually make choices about where they shop and what they buy based on sustainable offerings.”

Companies Have an Opportunity

When asked who should take responsibility for reducing plastic waste, 76% of respondents said companies who produce and/or grow goods, followed by grocery stores (62%), national and local governments (57%) and lastly individuals (52%).

However, consumers demonstrated a willingness to change their personal purchasing behaviors based on sustainability factors. For example:

•	63% of consumers are willing to pay more for products and services if they help protect the environment

•	68% are more likely to choose a brand, store or restaurant that uses sustainable packaging

•	65% would switch grocery stores if they knew the store was committed to sustainable packaging rather than plastic

•	77% are more likely to buy products if they could be sure they were packaged sustainably

Furthermore, consumers generally express negative emotions when buying products that are packaged in plastic, including “guilty,” “annoyed,” and “frustrated,” while sustainable packaging inspires consumers to feel “reassured,” “happy” and “relieved.” Brands that choose sustainable options will likely have their products associated with more positive emotions.

Sustainability Issues Cross Generational Lines

Interestingly, while Gen Z has a reputation for being the most concerned about climate change and sustainability issues, the importance of these issues is felt nearly equally across generations, with 83% of respondents saying that it’s urgent that we do all we can to tackle climate change. And 73% believe there is a direct link between how much plastic packaging people use and climate change. All generations worry about how their actions might impact future generations, with Boomers being slightly less concerned (68%), compared to 72% of Gen X, 77% of Millennials and 74% of Gen Z.

Consumers Will Make Sustainable Choices If They Are Easy to Make

When asked about their sustainable habits, consumers are most likely to say they take straightforward steps such as recycling at home (89% monthly), avoiding single-use plastic (72% monthly) and refusing plastic bags while shopping (70% monthly).

Eighty percent of consumers like the idea of a plastic-free shopping aisle and 83% like the idea of a sustainable or plastic-free search option for online grocery shopping, while 85% support sustainable/plastic-free packaging options for takeout. Over half (53%) said they prefer to shop for their groceries online because it’s easier to tell if product comes in sustainable packaging.

“There’s a genuine opportunity here for brands to help consumers by making sustainable choices more accessible, convenient and straightforward” said Marie Stafford, Global Director for Wunderman Thompson Intelligence, who conducted the research. “This is not just about doing the right thing; there’s a powerful business case here too. We have found that most people show a marked preference for brands who are demonstrating commitment and taking action on sustainability issues.”

Survey Methodology

Wunderman Thompson Intelligence surveyed 5,000 (1,000 per market) individuals over the age of 18 in the United States, the United Kingdom, France, Germany and the Netherlands. The survey was fielded using Wunderman Thompson’s online research tool, and the panel was sourced from EMI Research Solutions. Fielding was executed between January 19 – 28, 2022.

About Footprint

Footprint has a clear vision to create a healthier planet and healthier people. Phase one of our mission is to provide solutions that eliminate single-use and short-term use plastics in our food chain. Footprint’s team of engineers use plant-based fiber technology to design, develop and manufacture biodegradable, compostable, and recyclable products that compete with plastic’s cost, and performance. Footprint is rapidly expanding into new categories with customized and patented solutions for customers. Footprint’s products have already led to a global redirection of 61 million pounds of plastic waste from entering the air, earth, and water working with leading global consumer brands.

In December 2021, Footprint announced its intention to list on NASDAQ as a public company in a business combination agreement with Gores Holdings VIII, Inc. (Nasdaq: GIIX, GIIXW and GIIXU). Full information on this definitive agreement can be found here.

Footprint was founded in by former Intel engineers, Troy Swope and Yoke Chung. The company employs more than 2,500 employees, with operations in the U.S., Mexicali, Europe, and Asia. Footprint was named to the 2020 Fortune “Change the World” list in 2020, is a member of the World Economic Forum’s Global Innovators Community, was named a CNBC Disruptor 50 company and Newsweek’s America’s Greatest Disruptors/Planet Protectors in 2021.

About Gores Holdings VIII, Inc.

Gores Holdings VIII, Inc. (Nasdaq: GIIXU) is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, founded by Alec Gores. Gores Holdings VIII, Inc. completed its initial public offering in March 2021, raising approximately $345 million in cash proceeds for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Gores Holdings VIII, Inc.’s strategy is to identify, acquire and, after the initial business combination, to build a company in an industry or sector that complements the experience of its management team and can benefit from their operational expertise.

Media Contacts:

Heather Knox

SVP Communications, Footprint

Heather.knox@footprintus.com

Laura Zilverberg

Allison + Partners for Footprint

footprint@allisonpr.com

Forward-looking Statements

Certain statements in this communication (“Communication”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the proposed business combination between the Gores Holdings VIII, Inc. (“Gores Holdings VIII”) and Footprint International Holdco, Inc. (“Footprint”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the likelihood and ability of the parties to successfully consummate the proposed business combination and the PIPE investment, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, the services offered by Footprint and the markets in which Footprint operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VIII’s or Footprint’s projected future results. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VIII securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VIII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VIII; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination and PIPE investment, including the approval of the proposed business combination by Gores Holdings VIII’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VIII’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the proposed business combination, including to consummate the PIPE investment, (v) the effect of the announcement or pendency of the proposed business combination on Footprint’s business relationships, performance, and business generally; (vi) risks that the proposed business combination disrupts current plans of Footprint and potential difficulties in Footprint’s employee retention as a result of the proposed business combination; (vii) the outcome of any legal proceedings that may be instituted against Gores Holdings VIII or Footprint related to the agreement and the proposed business combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (ix) the ability to maintain the listing of the Gores Holdings VIII’s securities on the NASDAQ; (x) the price of Gores Holdings VIII’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Footprint plans to operate, variations in performance across competitors, changes in laws and regulations affecting Footprint’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statement” in Gores Holdings VIII final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2021 and other documents filed, or to be filed with the SEC by Gores Holdings VIII, including the Registration Statement. The foregoing list of factors is not exhaustive. There may be additional risks that neither Gores Holdings VIII or Footprint presently know or that Gores Holdings VIII or Footprint currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VIII’s definitive proxy statement contained in the Registration Statement (as defined below), including those under “Risk Factors” therein, and other documents filed by Gores Holdings VIII from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VIII and Footprint assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VIII nor Footprint gives any assurance that either Gores Holdings VIII or Footprint will achieve its expectations.

Projections

This Communication contains financial forecasts with respect to Footprint’s projected financial results, including revenue. Footprint’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Communication, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Communication. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Footprint or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Communication should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Actual results may differ as a result of the completion of the Footprint’s financial reporting period closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary, may change and constitute forward-looking information and, as a result, are subject to risks and uncertainties. Neither Footprint’s nor Gores Holdings VIII’s independent registered accounting firm has audited, reviewed or compiled, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the business combination, Gores Holdings VIII has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary prospectus and preliminary proxy statement of Gores Holdings VIII. The proxy statement/prospectus is not yet effective. The definitive proxy statement/prospectus, when it is declared effective by the SEC, will be sent to all Gores Holdings VIII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Holdings VIII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holdings VIII may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in Gores Holdings VIII’s securities. Before making any voting decision, investors and security holders of Gores Holdings VIII and other interested parties are urged to read the Registration Statement and the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

The definitive proxy statement/final prospectus will be mailed to stockholders of Gores Holdings VIII as of a record date to be established for voting on the business combination. Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VIII through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VIII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

Gores Holdings VIII, Footprint and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from Gores Holdings VIII’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers of Gores Holdings VIII and a description of their interests in Gores Holdings VIII is set forth in Gores Holdings VIII’s filings with the SEC (including Gores Holdings VIII’s final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the SEC on February 24, 2021). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer and Non-Solicitation

This Communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Holdings VIII, Footprint or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.